Voya Insurance and Annuity Company
1475 Dunwoody Drive
West Chester, Pennsylvania 19380-1478

March 18, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Quarterly Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Voya Insurance and Annuity Company has made disclosure pursuant to such provision in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the U.S. Securities and Exchange Commission on March 18, 2016. This disclosure can be found under Part II., Item 9B. - Other Information.

Very Truly Yours,

Voya Insurance and Annuity Company

By: /s/	Megan A. Huddleston
Name:	Megan A. Huddleston
Title:	Assistant Secretary